Securities and Exchange Commission
100 F Street N.E.
Room 1580
Washington, D.C. 20549
Attention: Claudia Rios

November 25, 2025

Re:    INDIANA MICHIGAN POWER COMPANY
    Registration Statement No. 333-290612

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Indiana Michigan Power Company hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 5:00 p.m. on December 1, 2025, or as soon thereafter as is practicable.

Very truly yours,

INDIANA MICHIGAN POWER COMPANY

By: /s/ David C. House
David C. House
Assistant Secretary

cc: Liz Packebusch